     Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Fixed Charges
Interest expense, including amortization	$184,270	$46,674
Preferred security dividend requirements in consolidated subsidiaries	533	—

Total fixed charges	$184,803	$46,674
Earnings
Pre-tax income from continuing operations before equity investees	$243,449	$51,494
Add:
Fixed charges, including amortization	184,270	46,674
Distributed income of equity investees	9,977	—
Less:
Preferred security dividend requirements in consolidated subsidiaries	—	—
Earnings	$437,696	$98,168
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.37x	2.10x